Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION HIGHLIGHTS CONTINUED STRONG RESULTS FROM GALENA COMPLEX DRILLING

TORONTO, ONTARIO—December 18, 2020—Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to report continued strong drill results from its Phase 1 drilling program as part of the ongoing Recapitalization Plan at the Galena Complex.

5500 Level Drilling – Below Existing Infrastructure

●	Hole 55-133 intersected both the 185 and 175 Veins with significant grade and widths, approximately 135 meters below the 5500 Level:
o	185 Vein: 694 g/t silver, 11.0% lead and 0.3% copper (or 1,119 g/t AgEq1) over 2.3 meters[2] and
o	175 Vein: 324 g/t silver, 3.4% lead and 0.1% copper (or 461 g/t AgEq) over 1.8 meters
●	Hole 55-136 targeting the Silver Vein, 110 meters west of the Triple Point and over 100 meters below the 5500 Level, intersected high-grade silver:
o	1,269 g/t silver and 0.9% copper (or 1,356 g/t AgEq) over 0.5 meters and
o	828 g/t silver and 0.8% copper (or 905 g/t AgEq) over 0.5 meters
●
The operation continues to advance development eastward on the 5500 Level which will allow the Company to establish new drill stations to better target the Triple Point vein system at depth and to continue drilling the down dip plunge of the 360 Complex

4300 Level Drilling – Above Existing Infrastructure

●	Continued drilling targeting the upper zones of the 360 Complex from the 4300 Level has the potential to add significant incremental production in the near term. Key intercepts include:
●	Hole 43-249
o	324 g/t silver and 15.8% lead (or 896 g/t AgEq) over 5.2 meters including 1,248 g/t silver and 32.4% lead (or 2,470 g/t AgEq) over 0.3 meters
o	232 g/t silver and 11.8% lead (or 666 g/t AgEq) over 4.3 meters
●	Hole 43-250
o	1,053 g/t silver and 21.4% lead (or 1,910 g/t AgEq) over 1.6 meters including 4,287 g/t silver, 4.6% copper and 44.4% lead (or 6,353 g/t AgEq) over 0.1 meters
●	Hole 43-251
o	424g/t silver and 16.5% Pb (or 1,056 g/t AgEq) over 0.7 meters including 1,481 g/t silver, 1.7% copper and 54.0% lead (or 3,597 AgEq) over 0.1 meters

“We continue to see spectacular drill results from the Phase 1 drilling which has already added over 50 million ounces of silver at the Galena Complex, with a goal for a further 50 million ounces to be added by June 30, 2021,” stated Americas Gold and Silver President & CEO Darren Blasutti.  “Drilling from the 4300 Level has the potential to add solid, incremental production in the near term while deeper drilling from the 5500 Level should position the operation to return to its peak 5 million ounce per year production longer term.”

1 AgEq was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead.
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.

5500 Level Drilling

Drilling from the 5500 Level continues to target known orebodies at depth as new development is being driven east of the #3 shaft to establish drill stations to target the Triple Point (intersection of the Silver, 175 and 185 Veins) and the down dip extension of the 360 Complex.

In the interim, the two most recent drill holes intersected the veins individually which yielded significant grades and provided more accurate positioning of the three veins for future drillhole targeting.

Hole 55-133 intersected both the 175 and 185 Veins, approximately 135 meters below the 5500 Level.  The company is now drilling the three Triple Point veins outside of the convergence to define the extents of each vein individually.  Once the next station is established, drilling of the Triple Point convergence will continue at depth.

●	Hole 55-133:
o	185 Vein: 694 g/t silver, 11.0% lead and 0.3% copper (or 1,119 g/t AgEq) over 2.3 meters and
o	175 Vein: 324 g/t silver, 3.4% lead and 0.1% copper (or 461 g/t AgEq) over 1.8 meters

Figure 1: 5500 Level Drilling of 175 and 185 Veins

In addition, hole 55-136 which was targeting the Silver Vein, intersected the Silver Vein over 110 meters west of the Triple Point and 100 meters below the 5500 level.

●	Hole 55-136:
o	1,269 g/t silver and 0.9% copper (or 1,356 g/t AgEq) over 0.5 meters
o	828 g/t silver and 0.8% copper (or 905 g/t AgEq) over 0.5 meters

Figure 2: 5500 Level Drilling of Silver Vein

4300 Level Drilling

Continued drilling of the 360 Complex from the 4300 Level, which was an important contributor to the increase in the mineral resource estimates as of June 30, 2020, has yielded additional strong results.  These veins are close to existing infrastructure with higher-than-average reserve silver equivalent grades that can be exploited in the latter half of 2021.

Key intercepts from the most recent 3 drill holes include:

●	Hole 43-249
o	324 g/t silver and 15.8% lead (or 896 g/t AgEq) over 5.2 meters including 1,248 g/t silver and 32.4% lead (or 2,470 g/t AgEq) over 0.3 meters
o	232 g/t silver and 11.8% lead (or 666 g/t AgEq) over 4.3 meters
●	Hole 43-250
o	1,053 g/t silver and 21.4% lead (or 1,910 g/t AgEq) over 1.6 meters including 4,287 g/t silver, 4.6% copper and 44.4% lead (or 6,353 g/t AgEq) over 0.1 meters
●	Hole 43-251
o	424 g/t silver and 16.5% Pb (or 1,056 g/t AgEq) over 0.7 meters including 1,481 g/t silver, 1.7% copper and 54.0% lead (or 3,597 AgEq) over 0.1 meters

There are 4 additional holes and over 2,400 meters of drilling planned for this area which is expected to be completed before the end of Q1-2021.

Figure 3: 4300 Level Drilling of 360 Complex

A full table results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20201218.pdf

The Company is targeting further mineral resource additions at the Galena Complex for the remainder of Phase 1 drilling through June 2021 with expectations of least 50 million ounces of silver.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2021.  The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA.  The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Qualified Persons

Niel de Bruin, Director of Geology, who is an employee of the Company and a “qualified person” under National Instrument 43-101, have approved the applicable contents of this news release.

Technical Information

The diamond drilling program used NQ-size core.  Americas standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab.  The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations.  Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho.  AAS is an independent, ISO-17025 accredited laboratory.  Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion.  Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver.  Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis.  A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS.  The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the anticipated increase in production levels realized by the return of the radial stacker, the Company’s liability for repairs relating to the previous stacker failure, pregnant solution grade and leach recovery levels and trends and the expected generation of meaningful sustainable free cash flow at Relief Canyon and the expected timing thereof.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry.  The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations.  The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC.  Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.